Filed pursuant to Rule 253(g)(2)
File No. 024-10507

Fig Publishing, Inc.

Up to 6,000 Fig Game Shares – PSY2

$500.00 per Share

Supplement No. 1 dated November 16, 2016
to the Offering Circular dated September 29, 2016

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated September 29, 2016 for the Regulation A, Tier 2 offering of “Fig Game Shares – PSY2”, a particular series of non-voting preferred stock, par value $0.0001 per share, of Fig Publishing, Inc. (“we”, our “Company” or “Fig”). Fig Game Shares – PSY2 are designed to reflect the economic performance of a license agreement we have entered into with video game developer Double Fine Productions, Inc., under which we will co-publish the video game Psychonauts 2, being developed by Double Fine. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings given to them in the Offering Circular.

The purpose of this supplement is to disclose the following matters:

Change in Fig Game Shares – PSY2 Dividend Policy

We are increasing the minimum dividend rate for Fig Game Shares – PSY2 to 70%.

We have always intended to dividend as much of our Psychonauts 2 revenue share to holders of Fig Game Shares – PSY2 as we reasonably could. To express this intention in concrete terms that investors could rely on, we stated in the Offering Circular that we would dividend a minimum of 30% of our Psychonauts 2 revenue share, with our Board of Directors having the discretion to dividend more if, in its view, business conditions permit it. However, it has come to our attention in marketing Fig Game Shares - PSY2 that some investors have understood the 30% minimum to actually be a maximum. Accordingly, to bring our dividend formula into line with our intentions, we are increasing the minimum dividend rate to 70%. This is still a minimum. Our Board of Directors will retain its discretion to dividend more than 70% of our Psychonauts 2 revenue share if, in its view, business conditions permit it.

As a result of this change, if Psychonauts 2 is successfully developed and published, Fig will thereafter share sales receipts from Psychonauts 2 as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount to a revenue share for Double Fine and a revenue share for itself (in the proportions described in greater detail in the Offering Circular); and (3) Fig will pay 70% of its revenue share to the holders of Fig Game Shares – PSY2, with Fig’s Board of Directors retaining the discretion pay, from time to time, more than 70% of Fig’s revenue share if, in the Board’s view, business conditions permit it.

Investors should note that, regardless of the increase being made in the minimum amount of Fig’s revenue share that will be paid to Fig Game Shares – PSY2 holders, there can be no assurance that Psychonauts 2 will be successfully developed and published; or that it will begin generating sales receipts by any particular date; or that it will generate sales receipts sufficient to pay material amounts to Double Fine, Fig and holders of Fig Game Shares – PSY2; or that if material amounts are paid, they will continue for any particular length of time.

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Under the dividend policy change described above, if Psychonauts 2 is successfully developed and published, then, during such time as Psychonauts 2 is generating sales receipts for Fig, an investor in Fig Game Shares – PSY2 may expect to receive dividends for each share of Fig Game Shares – PSY2 held by the investor as follows:

The table above embodies assumptions, and is presented for illustrative purposes only. Although we believe the assumptions represent fair estimates, there can be no assurance that any one or more of these assumptions will in fact apply. In particular:

●	there can be no assurance as to when Psychonauts 2 may begin to generate sales; or when it may reach any particular number of unit sales, or when its sales may be begin to drop or cease. The table above does not in any way illustrate anticipated sales performance over time; and

●	$60 is a typical current retail price for a game such as Psychonauts 2. However, the actual retail price of Psychonauts 2 will not be set until the game is ready for marketing and sale. In addition, the retail price of a game is subject to discounting by the publisher and by distributors (typically with the acquiescence of the publisher). A game that sells well may maintain its retail price for a year or more, although games that sell less well are typically discounted faster, in order to spur sales volumes. Were the game sales price in the table above to be discounted to $30 after unit sales reached 500,000 full priced units, then the Investor Breakeven point based on 70% dividend payments would not be reached until 976,034 units were sold.

New Loan and Security Agreement

On September 30, 2016, Fig and Fig’s parent company, Loose Tooth Industries, Inc., entered into a loan and security agreement with Silicon Valley Bank (“SVB”), under which Fig and Loose Tooth, individually and collectively, may, subject to the terms and conditions of the agreement, borrow up to an aggregate of $1 million from SVB for use as working capital and for general business purposes. It is the intention of Fig and Loose Tooth that all or substantially all of the borrowed amounts be used in support of Fig’s business. You can find more information about the loan and security agreement in the Current Report on Form 1-U that we filed with the SEC as of October 7, 2016.

Legal Matters

As disclosed in the Offering Circular, certain legal matters with respect to the Fig Game Shares offered will be passed upon by the law firm of Ellenoff Grossman & Schole LLP, New York, New York (“EGS”). In respect of a portion (approximately $50,000) of the aggregate legal fees owed by Fig to EGS, EGS has agreed to be paid in shares of Series A preferred stock of Fig’s parent company, Loose Tooth Industries, Inc. Such shares will represent less than 1% of all such shares expected to be issued by Loose Tooth.

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